UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2024
Commission File Number: 001-40488
Molecular Partners AG
(Translation of registrant's name into English)
Wagistrasse 14
8952 Zurich-Schlieren
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

On June 14, 2024, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-265960) and Form S-8 (File No. 333-272974) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit
99.1	Press release dated June 14, 2024
99.2	Press release dated June 11, 2024
99.3	Press release dated June 1, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Partners AG
(Registrant)

Date: June 14, 2024	/s/ PATRICK AMSTUTZ
Patrick Amstutz
Chief Executive Officer